Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                              November 29, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9789
               FT Equity Allocation ETF Model Portfolio, 1Q '22
                                 (the "Trust")
                     CIK No. 1879691  File No. 333-260950
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES WHILE ALL THE ETFS AND PERCENTAGES OF INVESTMENT WILL BE LISTED IN THE "SCHEDULE OF INVESTMENTS," WE UNDERSTAND FROM PRIOR RESPONSES THAT ONLY THOSE ETFS THAT COMPRISE 20% OR MORE OF A TRUST'S PORTFOLIO ARE SPECIFICALLY IDENTIFIED IN THE "PORTFOLIO" SECTION OF THE PROSPECTUS.

      PLEASE CONFIRM THAT APPROPRIATE DISCLOSURE WILL BE ADDED TO THE TRUSTS PROSPECTUS IF, BASED ON THE TRUST'S FINAL PORTFOLIO, THE TRUST CONTAINS ANY INDIVIDUAL ETFS THAT COMPRISE 20% OR MORE OF ITS PORTFOLIO.

      Response: The Trust confirms if, based on the Trust's final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio, appropriate disclosure will be added to the Trust's prospectus.

      2. IF THE TRUST WILL BE CONCENTRATED IN ANY OF THE SECTORS LISTED IN THE "PORTFOLIO SELECTION PROCESS," PLEASE DISCLOSE.

      Response: If, based on the Trust's final portfolio, the Trust will be concentrated in any sector, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon